Mail Stop 4561

July 27, 2009

James R. Boldt
Chief Executive Officer
Computer Task Group, Incorporated
800 Delaware Avenue
Buffalo, NY 14209

       Re: **Computer Task Group, Incorporated**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed February 26, 2009
             Form 10-Q for the Fiscal Quarter Ended April 3, 2009
             Filed May 1, 2009
             File No. 001-09410

Dear Mr. Boldt:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                          Sincerely,

                          Patrick Gilmore
                          Accounting Branch Chief